EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Second Quarter 2024 Financial Results

Singapore, August 30, 2024 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “In the second quarter, driven by a more active market environment and our comprehensive product offerings, trading volumes increased 23.9% quarter over quarter and 62.5% year over year to US$105.9 billion. Our total revenue for the second quarter amounted to US$87.4 million, an all-time high and reflected a quarter-over-quarter increase of 10.8% and a year-over-year increase of 32.4%. Our GAAP net income and non-GAAP net income attributable to ordinary shareholders of UP Fintech for the second quarter were US$2.6 million and US$5.2 million respectively. The quarter-over-quarter decrease in net income was due to a US$13.2 million loss provision for the suspended Hong Kong stock pledge business faced with extreme market situation and significant price drop, leading to a provision for the loan balance.

In the second quarter, we added 48,900 new funded accounts, bringing our total number of funded accounts at the end of the second quarter to 982,300, a 16.8% increase compared to the same quarter last year. In addition, as of early August, the total number of funded accounts has exceeded the 1 million milestone. Client assets inflow remained strong, with a net asset inflow of US$1.7 billion in the second quarter, fueled by a US$3.6 billion mark-to-market gain, leading the total account balance to rise by 16.2% quarter over quarter and 121.1% year over year to US$38.2 billion. The rapid expansion of our client base and the record-setting of total client assets over the past three quarters will position us well for sustained long-term growth.

We continued to invest in research and development to better serve our users and improve operating efficiency. In August, we introduced short selling and options trading features for Hong Kong stocks, expanding our product offerings and enabling more flexible trading strategies. Furthermore, since our Hong Kong subsidiary officially uplifted its Type 1 license to include virtual asset dealing service for professional investors in January of this year, we received approval in June to expand this license to retail clients in Hong Kong. We offer zero commission and no platform fees for both professional investors and Hong Kong retail clients to trade spot cryptocurrency on Tiger platform.

Our corporate businesses continued to perform well in the second quarter of 2024. During this period, we underwrote a total of 12 U.S. and Hong Kong IPOs, including “Laopu Gold” and “Dida” and we served as the exclusive lead bank for the U.S. IPOs of “Tungray Technologies” and “YY Group”. In our ESOP business, we added 22 new clients in the second quarter, bringing the total number of ESOP clients served to 579 as of June 30, 2024.”

Financial Highlights for Second Quarter 2024

•
Total revenues increased 32.4% year-over-year to US$87.4 million.
•
Total net revenues increased 32.8% year-over-year to US$73.9 million.
•
Net income attributable to ordinary shareholders of UP Fintech was US$2.6 million compared to a net income of US$13.2 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$5.2 million, compared to a non-GAAP net income of US$15.3 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Second Quarter 2024

•
Total account balance increased 121.1% year-over-year to US$38.2 billion.
•
Total margin financing and securities lending balance increased 65.6% year-over-year to US$3.5 billion.
•
Total number of customers with deposit increased 16.8% year-over-year to 982,300.

Selected Operating Data for Second Quarter 2024

	As of and for the three months ended
	June 30,	March 31,	June 30,
	2023	2024	2024
In 000’s
Number of customer accounts	2,119.1	2,247.4	2,307.9
Number of customers with deposits	840.9	933.4	982.3
Number of options and futures contracts traded	7,758.0	10,850.3	12,175.1
In USD millions
Trading volume	65,135.9	85,410.6	105,860.0
Trading volume of stocks	19,313.7	28,606.3	33,504.7
Total account balance	17,269.4	32,872.1	38,188.6

Second Quarter 2024 Financial Results

REVENUES

Total revenues were US$87.4 million, an increase of 32.4% from US$66.1 million in the same quarter of last year.

Commissions were US$34.1 million, an increase of 54.9% from US$22 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$2.9 million, a slight increase of 2.2% from US$2.8 million in the same quarter of last year.

Interest income was US$44.2 million, an increase of 21.2% from US$36.4 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities.

Other revenues were US$6.3 million, an increase of 31.6% from US$4.8 million in the same quarter of last year, primarily due to the increase of our IPO subscription income.

Interest expense was US$13.6 million, an increase of 30.3% from US$10.4 million in the same quarter of last year, primarily due to increased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$69.0 million, an increase of 51.7% from US$45.5 million in the same quarter of last year.

Execution and clearing expenses were US$2.8 million, an increase of 37.9% from US$2.0 million in the same quarter of last year due to an increase in our trading volume.

Employee compensation and benefits expenses were US$28.6 million, an increase of 19.8% from US$23.9 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.1 million, a decrease of 16.6% from US$2.5 million in the same quarter of last year.

Communication and market data expenses were US$8.8 million, an increase of 13.5% from US$7.8 million in the same quarter of last year due to the increase of IT-related service fees.

Marketing and branding expenses were US$6.4 million, an increase of 35.7% from US$4.7 million in the same quarter of last year, primarily due to higher marketing spending this quarter.

General and administrative expenses were US$20.2 million, an increase of 345.1% from US$4.5 million in the same quarter of last year due to an increase in bad debt expense.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$2.6 million, as compared to a net income of US$13.2 million in the same quarter of last year. Net income per ADS – diluted was US$0.016, as compared to a net income per ADS – diluted of US$0.084 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation was US$5.2 million, as compared to a US$15.3 million in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.033 as compared to a non-GAAP net income per ADS – diluted of US$0.097 in the same quarter of last year.

For the second quarter of 2024, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 158,583,497. As of June 30, 2024, the Company had a total of 2,370,174,212 Class A and B ordinary shares outstanding, or the equivalent of 158,011,614 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of June 30, 2024, the Company’s cash and cash equivalents, term deposits and long-term deposits were US$394.8 million, compared to US$327.7 million as of December 31, 2023.

As of June 30, 2024, the allowance balance of receivables from customers was US$14.9 million compared to US$1.0 million as of December 31, 2023, which was due to a bad debt provision concerning the recoverability of a specific Hong Kong stock pledge business faced with extreme market situation and significant price drop, leading to a provision for the loan balance.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on August 30, 2024, U.S. Eastern Time (8:00 PM on August 30, 2024 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link: https://register.vevent.com/register/BI7309255183fa46aab813840c89c237ef

It will automatically lead to the registration page of “UP Fintech Holding Limited Second Quarter 2024 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 22, 2024. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of June 30,
	2023	2024
	US$	US$
Assets:
Cash and cash equivalents	322,599,616	392,528,408
Cash-segregated for regulatory purpose	1,617,154,185	1,701,707,286
Term deposits	896,683	901,409
Receivables from customers (net of allowance of US$991,286 and US$14,870,240 as of December 31, 2023 and June 30, 2024)	753,361,199	846,675,954
Receivables from brokers, dealers, and clearing organizations	541,876,929	1,591,933,989
Financial instruments held, at fair value	428,159,554	175,701,579
Prepaid expenses and other current assets	17,936,180	17,769,978
Amounts due from related parties	7,987,756	9,963,636
Total current assets	3,689,972,102	4,737,182,239
Non-current assets:
Long-term deposits	4,225,412	1,376,046
Right-of-use assets	9,067,885	13,053,689
Property, equipment and intangible assets, net	16,429,543	16,473,565
Goodwill	2,492,668	2,492,668
Long-term investments	7,586,483	7,326,173
Other non-current assets	5,282,012	6,365,576
Deferred tax assets	10,990,998	9,103,304
Total non-current assets	56,075,001	56,191,021
Total assets	3,746,047,103	4,793,373,260
Current liabilities:
Payables to customers	2,913,306,558	2,805,723,816
Payables to brokers, dealers and clearing organizations:	114,771,931	1,241,375,223
Accrued expenses and other current liabilities	42,381,946	43,395,355
Deferred income-current	819,809	—
Lease liabilities-current	4,133,883	4,445,007
Amounts due to related parties	10,148,142	21,995,813
Total current liabilities	3,085,562,269	4,116,935,214
Convertible bonds	156,887,691	158,181,706
Lease liabilities- non-current	4,777,134	8,140,018
Deferred tax liabilities	3,397,831	2,315,326
Total liabilities	3,250,624,925	4,285,572,264
Mezzanine equity
Redeemable non-controlling interests	6,706,660	6,871,175
Total Mezzanine equity	6,706,660	6,871,175
Shareholders’ equity:
Class A ordinary shares	22,528	22,725
Class B ordinary shares	976	976
Additional paid-in capital	505,448,080	510,169,203
Statutory reserve	8,511,039	8,511,039
Accumulated deficit	(19,600,434)	(4,371,906)
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(3,232,993)	(10,940,152)
Total UP Fintech shareholders’ equity	488,976,377	501,219,066
Non-controlling interests	(260,859)	(289,245)
Total equity	488,715,518	500,929,821
Total liabilities, mezzanine equity and equity	3,746,047,103	4,793,373,260

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	22,011,990	27,786,218	34,086,778	47,450,496	61,872,996
Interest related income
Financing service fees	2,843,586	2,832,065	2,905,198	5,696,169	5,737,263
Interest income	36,448,761	43,841,220	44,193,949	71,036,277	88,035,169
Other revenues	4,750,411	4,488,989	6,251,083	8,197,482	10,740,072
Total revenues	66,054,748	78,948,492	87,437,008	132,380,424	166,385,500
Interest expense	(10,423,344)	(14,789,835)	(13,581,981)	(18,831,305)	(28,371,816)
Total net revenues	55,631,404	64,158,657	73,855,027	113,549,119	138,013,684
Operating costs and expenses:
Execution and clearing	(2,035,327)	(2,230,863)	(2,807,006)	(4,467,162)	(5,037,869)
Employee compensation and benefits	(23,908,787)	(27,787,218)	(28,645,229)	(48,315,075)	(56,432,447)
Occupancy, depreciation and amortization	(2,528,576)	(2,144,337)	(2,109,688)	(4,961,362)	(4,254,025)
Communication and market data(a)	(7,763,372)	(8,561,482)	(8,813,405)	(14,720,003)	(17,374,887)
Marketing and branding	(4,720,995)	(4,390,987)	(6,407,744)	(9,905,192)	(10,798,731)
General and administrative	(4,549,052)	(5,667,137)	(20,246,128)	(9,049,772)	(25,913,265)
Total operating costs and expenses	(45,506,109)	(50,782,024)	(69,029,200)	(91,418,566)	(119,811,224)
Other income:
Others, net	7,755,429	3,615,219	1,405,013	8,087,095	5,020,232
Income before income tax	17,880,724	16,991,852	6,230,840	30,217,648	23,222,692
Income tax expenses	(4,577,748)	(4,528,297)	(3,486,260)	(8,894,968)	(8,014,557)
Net income	13,302,976	12,463,555	2,744,580	21,322,680	15,208,135
Less: net loss attributable to non-controlling interests	(24,428)	(17,914)	(2,479)	(75,442)	(20,393)
Accretion of redeemable non-controlling interests to redemption value	(141,578)	(151,322)	(153,837)	(248,863)	(305,159)
Net income attributable to ordinary shareholders of UP Fintech	13,185,826	12,330,147	2,593,222	21,149,259	14,923,369
Other comprehensive loss, net of tax:
Changes in cumulative foreign currency translation adjustment	(6,524,752)	(4,791,040)	(2,909,808)	(6,136,206)	(7,700,848)
Total Comprehensive income (loss)	6,778,224	7,672,515	(165,228)	15,186,474	7,507,287
Less: comprehensive loss attributable to non-controlling interests	(12,873)	(13,454)	(628)	(64,296)	(14,082)
Accretion of redeemable non-controlling interests to redemption value	(141,578)	(151,322)	(153,837)	(248,863)	(305,159)
Total Comprehensive income (loss) attributable to ordinary shareholders of Up Fintech	6,649,519	7,534,647	(318,437)	15,001,907	7,216,210
Net income per ordinary share:
Basic	0.006	0.005	0.001	0.009	0.006
Diluted	0.006	0.005	0.001	0.009	0.006
Net income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.085	0.079	0.017	0.137	0.095
Diluted	0.084	0.077	0.016	0.135	0.094
Weighted average number of ordinary shares used in calculating net income per ordinary share:
Basic	2,321,875,787	2,342,468,897	2,354,432,689	2,317,687,839	2,348,450,793
Diluted	2,417,213,764	2,452,022,959	2,378,752,460	2,413,294,307	2,371,490,247

(a) Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2023	2024	2024	2023	2024
	US$	US$	US$	US$	US$
Revenues:
Commissions	1,782	42,647	38,231	2,979	80,878
Interest related income
Interest income	34,652	845,345	410,731	75,264	1,256,076
Communication and market data	(36,330)	(39,690)	(26,460)	(70,980)	(66,150)

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended June 30, 2023				For the three months ended March 31, 2024				For the three months ended June 30, 2024
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		2,142,240	(1)			2,380,637	(1)			2,603,648	(1)
Net income attributable to ordinary shareholders of UP Fintech	13,185,826	2,142,240		15,328,066	12,330,147	2,380,637		14,710,784	2,593,222	2,603,648		5,196,870

Net income per ADS - diluted	0.084			0.097	0.077			0.092	0.016			0.033
Weighted average number of ADSs used in calculating diluted net income per ADS	161,147,584			161,147,584	163,468,197			163,468,197	158,583,497			158,583,497
(1)
Share-based compensation.